SECU 05039443 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**DBS Vickers Securities (USA) Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**805 Third Avenue, Suite 1201**
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Kyoung Kim** **212-826-3559**
(Area Code – Telephone No.)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. DC
170

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Kyoung N. Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DBS Vickers Securities (USA), Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kyoung Kim, Controller

Title

Notary Public

NELLIE L. LEWIS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LE[illegible]
QUALIFIED IN KING'S COUNTY
COMMISSION EXPIRES SEP 9, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

DBS Vickers Securities (USA) Inc.

December 31, 2004
with Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
DBS Vickers Securities (USA) Inc.

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DBS Vickers Securities (USA) Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Ernst & Young LLP

January 27, 2005

DBS Vickers Securities (USA) Inc.

Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 3,227,565 |
| Commissions receivable from affiliates | 216,463 |
| Furniture, equipment and leasehold improvements—net of accumulated depreciation of $429,721 | 66,751 |
| Prepaid expenses and other assets | 104,682 |
| Total assets | $ 3,615,461 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Bonus payable | $ 446,599 |
| Accrued expenses and other liabilities | 222,490 |
| Total liabilities | 669,089 |
| | |
| Stockholder's equity: | |
| Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding | 10 |
| Additional paid-in capital | 2,684,990 |
| Retained earnings | 261,372 |
| Total stockholder's equity | 2,946,372 |
| Total liabilities and stockholder's equity | $ 3,615,461 |

*The accompanying notes are an integral part of the statement of financial condition.*

DBS Vickers Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2004

## 1. Organization

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly-owned by DBS Vickers Securities Holdings PTE Ltd. (the "Parent"), a Singapore based company. The Company is registered with the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. ("NASD"), Texas Securities State Board and Ontario Securities Commission as a broker-dealer in securities.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions on foreign securities transactions are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(i) for foreign transactions and (k)(2)(ii) for domestic transactions.

## 2. Significant Accounting Policies

### Cash And Cash Equivalents

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at major U.S. financial institutions, the balances of which at times may exceed federally insured limits. At December 31, 2004, the Company had a Certificate of Deposit of approximately $127,000 pledged to a third party to collateralize a letter of credit related to a lease deposit.

### Depreciation and Amortization

Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives of two to four years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

### Translation of Foreign Currencies

Assets and liabilities accounts denominated in foreign currencies are translated at daily rates of exchange.

## 2. Significant Accounting Policies (continued)

### Income Taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, a current or deferred tax liability or asset is recognized for the current or deferred tax effects of all events recognized in the financial statements. Those effects are measured based on provisions of current tax law to determine the amount of taxes payable or refundable currently or in future years. The tax effects of earning income or incurring expenses in future years or the future enactment of a change in tax laws or rates are not anticipated in determining deferred tax assets or liabilities.

### Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Income Taxes

At December 31, 2004, the Company had a net deferred tax asset of approximately $46,000, which is primarily attributable to state and local net operating loss carryforwards, depreciation and deferred rent. The Company believes that it is more likely than not that it will realize the benefit related to the deferred tax asset. At December 31, 2003, the Company had a net deferred tax asset of approximately $300,000, which was fully offset by a valuation allowance. In 2004, the Company used all of its Federal net operating loss carryforward and released the valuation allowance on the remaining deferred tax asset.

As of December 31, 2004, the Company had no remaining net operating loss carryforwards for Federal income tax purposes.

The Company had state and local net operating loss carryforwards of approximately $204,000, which will expire in 2021. The utilization of this net operating loss is limited to approximately $114,000 for the year 2005, with the remaining amount available in 2006.

## 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Company had regulatory net capital of $2,431,551 which is $2,181,551 in excess of the Company's net capital requirement.

## 5. Commitments

### Leases

On March 28, 2001, the Company entered into an operating lease for office space which expires on March 31, 2011. During March 2002, the Company sub-leased a portion of its office space.

Future minimum lease payments, sublease rental and net rent commitments as of December 31, 2004 are as follows:

| | Operating Lease Payments | Sublease Rental | Net Rent Commitments |
|---|---|---|---|
| 2005 | $359,100 | $(142,475) | $216,625 |
| 2006 | 379,050 | (143,295) | 235,755 |
| 2007 | 385,700 | (23,883) | 361,817 |
| 2008 | 385,700 | - | 385,700 |
| 2009 | 385,700 | - | 385,700 |
| Thereafter | 482,125 | - | 482,125 |
| Total | $2,377,375 | $(309,653) | $2,067,722 |

## 6. Customer Transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2004, there were no estimated losses due to nonperforming parties. All open transactions were settled with no resultant loss being incurred by the Company.